Exhibit 99.1

	Masterworks 067, LLC

	Gross Artwork Sale Proceeds	$4,400,000.00
(+)	Cash on Balance Sheet	$130.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$4,400,130.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(199,202.00)
=	Distributable Proceeds to Class A Shares	$4,200,828.00
(/)	Total Class A Shares Outstanding	170,201 *
=	Distributable Proceeds per Class A Share	24.68
(/)	Initial Offering Price per Class A Share	20.00
=	Multiple on Invested Capital (MOIC)	1.234

	Offering period
	Cash Receipt Date	11/4/2025
(-)	Final Offering Close Date	3/31/2022
=	Days from final close to cash receipt	1,314
(/)	Days of year	365
=	IRR Period (in years)	3.60

	IRR Calculation
	MOIC	1.23408
	IRR Period (in years)	3.60
	IRR	6.0%

*Reflects 6,351 Class A shares issued in respect of administrative service fees held by Masterworks Administrative Services, LLC at the time of the sale.